SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___3________)*


                                  Engex, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.10 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                  292851102
              -----------------------------------------------------
                                 (CUSIP Number)

                              March 23, 2000
              ----------------------------------------------------
                             (Date of Event)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 7 pages

CUSIP No. 292851102                13G                    Page 2 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kinder Investments, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


         New York

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             96,500
  REPORTING       --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       96,500

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       96,500
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       9.9%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 292851102                   13G                    Page 3 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Peyser Associates, LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       New York

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             96,500
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       96,500
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       96,500

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       9.9%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                  CO.
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 292851102                   13G                    Page 4 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Dov Perlysky


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            101,300
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             101,300
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       101,300

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       10.4%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                        Page 5 of 7 pages
Item 1.
         (a)   Name of Issuer:
               Engex, Inc.

         (b)   Address of Issuer's Principal Executive Offices:
               44 Wall Street
               New York, New York  10005


Item 2.
         (a)   Name of Person Filing:

               Kinder Investments, L.P. ("Kinder Investments"); Peyser Associates, LLC ("Peyser"), the general partner of Kinder
               Investments; and Dov Perlysky ("Perlysky"), the managing member of Peyser (together, the "Reporting Parties"). See Exhibit A which is their agreement to file this Schedule on behalf of each of them.

         (b)   Address of Principal Business Office or, if None, Residence:

               The Reporting Parties' business address is 100 Park Avenue, 28th Floor, New York, New York 10017.

         (c)   Citizen:

               Kinder Investments is a New York partnership, Peyser is a New York company, and Perlysky is a citizen of the United States.

         (d)   Title of Class of Securities:
               Common Stock, $.10 par value ("shares").

         (e)   CUSIP#:
               292851102

Item 4.   Ownership:

        (a)(b) As of March 22, 2000, Peyser and Kinder may be deemed to beneficially own 96,500 shares or 9.9% of the Issuer's shares owned directly by Kinder Investments (1). Perlysky may be deemed to beneficially own 101,300 shares or 10.4% of the Issuer's shares, consisting of 96,500 shares owned directly by Kinder Investments and 4,800 shares owned directly by Perlysky's wife (2).

          (c) Perlysky, as the managing member of Peyser, has sole voting and dispositive control of shares owned by Kinder Investments.


   __________________________________________________________________________

     (1) Not included are (i) 109,100 shares owned by a limited partnership, some of whose limited partners are limited partners of Kinder Investments; (ii) an aggregate of 91,023 shares owned by Ruki Renov, either directly by her, directly by her husband, held in custodial accounts under the Uniform Gift to Minors Act (UGMA), or held in family partnerships; and (iii) an aggregate of 26,170 shares owned by Esti Stahler in custodial accounts under the Uniform Gift to Minors Act (UGMA) and in a family partnership. Ms. Renov and Ms. Stahler are limited partners of Kinder Investments, and they are children of J. Morton Davis, who is the Chairman, President, and investment advisor of the Issuer, and may also be deemed to beneficially own 34.2% of the Issuer.

     (2) Perlysky disclaims beneficial interest of shares owned by his wife for any purpose.

                                                       Page 6 of 7 pages


Item 10.    Certification:
            By signing below we certify that to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purpose of effect.



                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct.




                                           Kinder Investments, L.P.


                                              /s/ Dov Perlysky
Dated:   March 23, 2000                By:________________________________
         New York, New York                  Dov Perlysky
                                             Managing Member
                                             Peyser Associates, LLC





                                           Peyser Associates, LLC


                                             /s/ Dov Perlysky
Dated:   March 23, 2000                 By:_________________________________
         New York, New York                   Dov Perlysky
                                              Managing Member





                                             /s/ Dov Perlysky
Dated:  March 23, 2000                     _________________________________
        New York, New York                       Dov Perlysky